[Goldman Sachs Letterhead]

August 21, 2015

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

Office of Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:       Goldman Sachs Trust (811-05349), Goldman Sachs Trust II (811-22781), Goldman Sachs MLP Income Opportunities Fund (811-22856) and Goldman Sachs MLP and Energy Renaissance Fund (811-22979) (together, the “Registrants”)—Review of Annual Report Disclosures

Dear Ms. Hamilton:

This letter responds to comments you provided to Brenden P. Carroll and Michelle D. Wong of Dechert LLP in a telephonic conversation on Tuesday, June 16, 2015, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants and their series (each, a “Fund”) relating to the fiscal years ended March 31, 2014, August 31, 2014, October 31, 2014, November 30, 2014 and December 31, 2014. We have reproduced your comments below, followed by our responses.

A.	Form N-CSR

General Comments

1.	Comment: For each Fund that compares the initial and subsequent account values of Institutional Shares in the line graph required by Item 27(b)(7)(ii)(A), please assume a $1,000,000 initial investment, as the minimum initial investment required by Institutional Shares is $1,000,000.

Response: The Funds will incorporate your comment in future filings.

2.	Comment: For each Fund that compares the initial and subsequent account values of Class A Shares in the line graph required by Item 27(b)(7)(ii)(A), please reflect any sales load by beginning the line graph at the amount that actually would be invested (i.e., assume that the maximum sales load, and other charges deducted from payments, is deducted from the initial $10,000 investment).

Response: The Registrants respectfully submit that, for 11 of the 14 Funds that compared initial and subsequent account values of Class A Shares, the Funds reflected the relevant sales load by beginning the line graph at the amount that actually would be invested. The remaining three Funds will incorporate your comment in future filings.

3.	Comment: For Funds with written options contracts listed in their Schedules of Investments, please indicate whether the Fund wrote put or call options.

Response: The Registrants respectfully submit that, for Funds with written options contracts listed in their Schedules of Investments, the Funds indicated whether the options were put or call options. However, in future filings, these Funds will modify the presentation of this information to more clearly identify whether a Fund wrote put or call options.

August 21, 2015

4.	Comment: Please disclose in Form N-Q the Funds’ total cost of investments, in addition to the disclosure already included in the Funds’ annual reports. Please refer to the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies Committee (“Audit Guide”).

Response: The Funds will incorporate your comment in future filings.

5.	Comment: In the Notes to the Financial Statements, please disclose: (1) the amounts of any transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy; (2) the reasons for any transfers; and (3) each Registrant’s policy for determining when transfers between levels are deemed to have occurred. Please disclose this policy even when no transfers have occurred. Please note that the policy about the timing of recognizing transfers should be the same for transfers into a level as that for transfers out of a level. Please also disclose this information in Form N-Q. Please refer to FASB ASC 820-10-50.

Response: The Registrants hereby confirm that, during the applicable reporting periods, there were no material transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy. If there are material transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy in future reporting periods, the Funds will incorporate comments (1) and (2) in future filings. In addition, the Funds will incorporate comment (3) in future filings.

6.	Comment: Based on paragraph 7.204 in the Audit Guide, please disclose local currencies purchased and sold for forward foreign currency exchange contracts. Please also disclose this information in Form N-Q (schedule of investments).

Response: The Funds will incorporate your comment in future filings.

7.	Comment: Please confirm that a sufficient amount of assets has been segregated to cover the notional amount of credit default swaps sold.

Response: The Registrants hereby confirm that, when a Fund writes (sells) credit default swaps on individual securities or instruments, the Fund has identified on its books liquid assets equal to the full notional amount of the swaps while the positions are open.

8.	Comment: Within the Funds’ hypothetical expenses examples, please disclose the actual number of days in the most recent fiscal half-year and the actual number of days (365 or 366) in the fiscal year pursuant to Form N-1A, Item 27(d)(1).

Response: The Funds will incorporate your comment in future filings.

August 21, 2015

Fund Specific Comments

9.	Comment: Please provide a graphical representation of portfolio holdings of Dynamic Commodity Strategy Fund in all future shareholder reports.

Response: The Fund will incorporate your comment in future filings.

10.	Comment: The Dynamic Emerging Markets Debt Fund includes a table titled “Top Ten Country Allocation,” in which the figures presented under the Fund’s net assets sum to approximately 47%. Please explain how this table meets the requirements of Form N-1A.

Response: The “Top Ten Country Allocation” table is a graphical representation depicting a significant portion of the Fund’s portfolio holdings by a reasonably identifiable category. In future filings, the Fund will disclose in a footnote to the “Top Ten Country Allocation” table the remaining net assets attributable to other countries. Alternatively, the Fund will include another table or chart depicting the portfolio holdings of the Fund by reasonably identifiable categories, consistent with Item 27(d) of Form N-1A.

11.	Comment: The World Bond Fund includes a table titled “Currency Allocation,” in which the figures presented under the percentage of the Fund’s net assets sum to approximately 83%. Please explain how this table meets the requirements of Form N-1A.

Response: The “Currency Allocation” table is a graphical representation depicting a significant portion of the Fund’s portfolio holdings by a reasonably identifiable category. Although the Registrants respectfully note that this Fund has been liquidated, in future filings, the Registrants will, on behalf of similar Funds, disclose in a footnote to a “Currency Allocation” table the remaining net assets attributable to other currencies. Alternatively, the Registrants will, on behalf of similar Funds, include another table or chart depicting the portfolio holdings of the Funds by reasonably identifiable categories, consistent with Item 27(d) of Form N-1A.

12.	Comment: A number of Funds (e.g., Emerging Markets Equity Insights Fund, International Equity Dividend and Premium Fund, International Tax-Managed Equity Fund, International Equity Insights Fund, Capital Growth Fund, Flexible Cap Growth Fund, Concentrated Growth Fund and Focused Growth Fund) appear to have more than 25% of their assets invested in a specific sector. Please consider including in each Fund’s prospectus risk disclosure on sector concentration.

Response: Each Fund’s prospectus currently includes the following risk disclosure:

Market Risk—The value of the instruments in which a Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. A Fund’s investments may be overweighted from time to time in one or more sectors or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sectors or countries. (emphasis added)

August 21, 2015

However, the Funds will consider adding additional prospectus risk disclosure on sector concentration in future filings.

13.	Comment: The International Small Cap Equity Insights Fund appears to have a significant portion of its assets invested in a specific country (i.e., Japan). Please consider including in the Fund’s prospectus risk disclosure on geographic concentration.

Response: The Fund’s prospectus currently includes the following risk disclosure:

Geographic Risk—Concentration of the investments of a Fund in issuers located in a particular country or region will subject such Fund, to a greater extent than if investments were less concentrated, to the risks of volatile economic cycles and/or conditions and developments that may be particular to that country or region such as: adverse securities markets; adverse exchange rates; social, political, regulatory, economic or environmental developments; or natural disasters. (emphasis added)

Market Risk—The value of the instruments in which a Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. A Fund’s investments may be overweighted from time to time in one or more sectors or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sectors or countries. (emphasis added)

The Fund’s Statement of Additional Information, which is incorporated by reference into the prospectus and available on the Fund’s Website (and upon request), also includes a section titled, “Investing in Japan,” which contains significantly more risk disclosure regarding investments in Japan. However, the Fund will consider adding additional prospectus risk disclosure on geographic concentration in future filings.

14.	Comment: The performance review section of the Equity Growth Strategy Portfolio’s shareholder report includes a footnote relating to the Equity Growth Strategy Composite Index (“Composite Index”). However, the Fund’s benchmark changed on June 29, 2012. Please remove the information relating to the Composite Index.

Response: The Fund will incorporate your comment in future filings.

15.	Comment: With respect to the Retirement Portfolio Completion Fund, Short Duration Government Fund and Short Duration Income Fund, a portion of the Fund’s net realized and unrealized gains were attributable to swap contracts. Please indicate whether these derivative investments materially contributed to each Fund’s performance in the Fund’s Management Discussion and Analysis section. Please refer to the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: Subject to appropriate materiality thresholds, the Funds will incorporate your comment in future filings.

August 21, 2015

16.	Comment: Please explain supplementally why the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index (the “Index”) is appropriate for use as the Long Short Fund’s benchmark.

Response: The Fund seeks to achieve its investment objective primarily by taking long and/or short positions in the global equity markets, with a focus on securities listed on North American and European exchanges. As part of the Investment Adviser’s risk management activities, the Fund’s exposure to the broad equity markets is adjusted, with the Fund seeking to be less exposed to broader equity market moves (i.e., uncorrelated to the returns of a typical equity benchmark). In light of these specific investment policies, the Fund respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) also defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. In addition, the Fund notes that a number of other similar funds use this benchmark as the broad-based index against which they measure their performance.

17.	Comment: In the Notes to Financial Statements, the Funds disclose that “other expense reimbursements,” if any, are accrued daily and paid monthly. In light of this policy, the following Funds appear to have high ratios of receivables (as itemized on the Statements of Assets and Liabilities) to expense reductions (as itemized on the Statements of Operations): Emerging Markets Equity Insights Fund, International Equity Insights Fund, International Small Cap Insights Fund, Enhanced Dividend Global Equity Portfolio, Tax Advantaged Global Equity Portfolio, Technology Tollkeeper Fund, U.S. Equity Fund, Dynamic Emerging Markets Debt Fund, Emerging Markets Debt Fund, Financial Square Tax-Exempt California Fund and Financial Square Tax-Exempt New York Fund. Please explain.

Response: The Registrants hereby confirm that they comply with the currently disclosed policy to accrue daily and pay monthly any “other expense reimbursements.” The Registrants respectfully submit that, for each Fund except the Emerging Markets Debt Fund, Financial Square Tax-Exempt New York Fund, International Equity Insights Fund and Financial Square Tax-Exempt California Fund, an increase in assets from the prior year impacted the accrual process because certain expenses were based on assets, which caused the ratios of receivables to be relatively high. The Emerging Markets Debt Fund, Financial Square Tax-Exempt New York Fund and International Equity Insights Fund posted an adjustment to the expenses near the fiscal year end due to the timing of when information was available. This resulted in a higher than normal ratio of receivables to expense reductions. With respect to Financial Square Tax-Exempt California Fund, the Registrant believes that the ratio of receivables to expense reduction of 10% is in line with month-over-month fluctuation and is the result of timing differences.

August 21, 2015

18.	Comment: For the following Funds, the amounts of “accrued expenses and other liabilities” appear to be large in relation to total liabilities: Concentrated Growth Fund, Flexible Cap Growth Fund, Focused Growth Fund, Strategic Growth Fund, Technology Tollkeeper Fund, U.S. Equity Fund and Dynamic Emerging Markets Debt Fund. Per Regulation S-X, Rule 6-04, please state separately the amount of any other liabilities which are material.

Response: The Funds hereby confirm that there were no material “other liabilities” during the relevant reporting periods.

19.	Comment: With respect to the Retirement Portfolio Completion Fund’s Statement of Operations, please confirm that no expenses were greater than 5% of total expenses within the “other” line item.

Response: The Fund hereby confirms that no expenses were greater than 5% of total expenses within the “other” line item.

20.	Comment: With respect to the Emerging Markets Equity Insights Fund, please clarify the footnote to the fair value hierarchy table in the Notes to the Financial Statements stating that, “For the reporting period $8,749,679 was transferred from Level 2 to Level 1 due to time zone changes whereby certain securities aligned with the timing of the net asset value calculation and therefore fair value model pricing was not applicable at the reporting period.”

Response: For the applicable reporting period, the Fund held securities issued by issuers domiciled in Brazil. Due to known scheduled changes in the local daylight savings time, the fair value hierarchy of these securities was adjusted accordingly. This is a result of the local Brazilian market being aligned with the New York close price point of the Fund for part of the year (no fair value factor adjustment needed; Level 1), while closing earlier than the New York close for the other part of the year (fair value factor applicable; Level 2).

21.	Comment: Please confirm that, with respect to “return of capital distributions,” the MLP Energy Infrastructure Fund complies with Rule 19a-1 under the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund confirms that, with respect to “return of capital distributions,” it complies with Rule 19a-1 under the 1940 Act.

22.	Comment: For the fiscal year ended March 31, 2014, Institutional Shares of the Strategic Income Fund reported net assets of $15,468,554,940 on its Statement of Assets and Liabilities and $15,469,529 (in 000s), in its Financial Highlights. Please explain this apparent discrepancy.

Response: The Fund made an adjustment to the net assets figure in the Statement of Assets and Liabilities. However, this adjustment was inadvertently not made in the Financial Highlights.

23.	Comment: With respect to Goldman Sachs MLP Income Opportunities Fund, Goldman Sachs MLP and Energy Renaissance Fund and Goldman Sachs MLP Energy Infrastructure Fund, the expense ratios in the Financial Highlights that exclude interest expense and tax expense should only be disclosed in the footnotes to the Financial Highlights. Alternatively, please disclose the expense ratio that includes interest expense and tax expense more prominently.

Response: The Funds will incorporate your comment in future filings.

August 21, 2015

B.	Fact Sheets

24.	Comment: The expense ratios presented in MLP Income Opportunities Fund’s and MLP Energy and Renaissance Fund’s Fact Sheets do not appear to match those presented in the audited Financial Highlights. Please explain this apparent discrepancy or correct them in future publications.

Response: The Funds will incorporate your comment in future publications.

C.	Form N-SAR

25.	Comment: Filings for Goldman Sachs Trust dated on May 29, 2014, October 29, 2014, December 29, 2014 and March 2, 2015 failed to include the reportable funds for the applicable period in response to Item 7 on Form N-SAR. Consider filing amended responses for the past twelve months.

Response: The Registrant respectively submits that the Funds were included as an addendum to Item 7c. As the Registrant consists of more than 99 series, Funds assigned a unique identifier of 100 or greater are provided in an addendum to Item 7c. The Registrant notes that, due to limitations on the EDGAR system for Form N-SAR filings, EDGAR does not permit the filing of any information on Form N-SAR pertaining to any series assigned with a unique identifier of 100 or greater.

D.	Form 24F-2

26.	Comment: With respect to Form 24F-2 filed on behalf of Goldman Sachs Trust, please explain the apparent discrepancy between the aggregate price of securities redeemed ($75,337,254,285) in Item 5(iii) of Form 24F-2 filed on June 24, 2014 (for period ending March 31, 2014) and the redemption credits available for use ($74,018,986,643) in Item 5(iv) of Form 24F-2 filed on June 28, 2013.

Response: The Registrant filed four Form 24F-2s (for periods ending August 31, 2014, October 31, 2014, November 30, 2014 and December 31, 2014) between the June 28, 2013 filing and the June 24, 2014 filing. Consequently, the redemption credits in Item 5(iii) of the Form 24F-2 filed on June 24, 2014 would not be the same as the redemption credits available in Item 5(iv) of the Form 24F-2 filed on June 28, 2013.

E.	EDGAR

27.	Comment: Please update the series and class information on EDGAR to remove the following liquidated Funds: Retirement Strategy 2010, Retirement Strategy 2015, Retirement Strategy 2020, Retirement Strategy 2030, Retirement Strategy 2040, Retirement Strategy 2050, World Bond Fund, Korea Equity Fund, India Equity Fund and Brazil Equity Fund.

Response: Goldman Sachs Trust will have EDGAR updated to remove the information relating to the liquidated Funds.

August 21, 2015

F.	Other

28.	Comment: Please include Tandy representations.

Response: On behalf of the Registrants, it is hereby acknowledged that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosure in their annual reports and other filings with the U.S. Securities and Exchange Commission (“SEC”);

•	the action of the SEC or its Staff in commenting on annual reports and other filings with the SEC does not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosures therein; and

•	the Registrants may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Brenden P. Carroll of Dechert LLP at 202.261.3458 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Scott M. McHugh

Scott M. McHugh,

Principal Financial Officer, Treasurer and Senior Vice President,

Goldman Sachs Trust

Goldman Sachs Trust II

Goldman Sachs MLP Income Opportunities Fund

Goldman Sachs MLP and Energy Renaissance Fund

cc:	Caroline L. Kraus, Goldman Sachs Asset Management
Andrew Murphy, Goldman Sachs Asset Management
Peter W. Fortner, Goldman Sachs Asset Management
Steve Bier, Dechert LLP
Brenden P. Carroll, Dechert LLP